2441 Presidential Parkway, Midlothian, Texas 76065

(800) 752.5386 Fax (800) 579.4271

www.ennis.com

November 11, 2016

VIA EDGAR and OVERNIGHT COURIER

Ms. Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

110 F Street N.E.

Washington, D.C. 20549

Re:	Ennis, Inc.

Form 10-K for the year ended February 29, 2016, filed May 11, 2016

Form 8-K furnished September 27, 2016

File No. 001-05807

Dear Ms. Raminpour:

Set forth below is the response of Ennis, Inc., a Texas corporation (the “Company,” “we,” “our” or “us”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 3, 2016 regarding the Company’s Annual Report on Form 10-K filed on May 11, 2016 and the Company’s Current Report on Form 8-K furnished on September 27, 2016. To facilitate your review, we have included each of the Staff’s comments in bold type, following which is our response.

Form 10-K for the year ended February 29, 2016

Item 6. Selected Financial Data, page 20

1.	We note your disclosure of net earnings- proforma and diluted-proforma earnings per share, which appear to be non-GAAP financial measures. We also note that you have reconciled these measures to the most comparable GAAP measure. Please revise to include the other disclosures required by Item 10(e)(1)(i) which include disclosure of the reasons why management believes that presentation of the non-GAAP financial measures provide useful information to investors regarding your financial condition and results of operations. Your disclosure on page 27 of your MD&A section and in the MD&A section of your Form 10-Q for the quarter ended August 31, 2016 should be similarly revised.

Response: In response to the Staff’s comment, the Company will include in future filings with the Commission all disclosures required by Item 10(e)(1)(i), including under both “Item 6. Selected Financial Data” of the Company’s Annual Reports on Form 10-K and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Company’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Such disclosure with respect to pro forma net earnings (loss) and pro forma diluted earnings (loss) per share will be substantially similar to the following:

To provide additional transparency, we have disclosed pro forma net earnings (loss) and pro forma diluted earnings (loss) per share, each of which is a non-GAAP financial measure and which exclude the impact of the impairment of goodwill and trademarks. The Company has included these non-GAAP financial measures because management reviews them on a regular basis and uses them to evaluate and manage the performance of the Company’s operations. Management believes that, for the reasons outlined below, these non-GAAP financial measures provide useful information to investors as a supplement to reported GAAP financial information. However, these measures should be evaluated only in conjunction with the comparable GAAP financial measures and should not be viewed as alternative or superior measures of GAAP results. These non-GAAP financial measures provide useful information to management and investors in evaluating the Company’s period-to-period performance because they eliminate certain items that the Company does not consider to be indicative of earnings from ongoing operating activities. Management believes that excluding such items provides a better understanding of the underlying trends in the Company’s operating performance and allows more accurate comparisons of the Company’s operating results to historical performance. Reconciliations of these non-GAAP financial measures to the most directly comparable measures calculated and presented in accordance with GAAP are set out in the following tables.1 Other companies may calculate pro forma net earnings (loss) and pro forma diluted earnings (loss) per share differently than we do, limiting the usefulness of the measures for comparisons with other companies.

Note 1. Significant Accounting Policies and General Matters

Revenue Recognition, page F-11

2.	We note your disclosure that revenue is generally recognized upon shipment. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than delivery. Your response and

[1]	The Company will include appropriate reconciliation tables in future filings with the Commission.

revised disclosure should specifically address the point at which title to the product and all risks of ownership, including risk of loss, pass to the customer. Please refer to Staff Accounting Bulletin Topic 13.

Response: We recognize revenue when the earnings process is complete, as required by Staff Accounting Bulletin Topic 13. Title to the Company’s products and all risks of ownership, including the risk of loss, generally passes to the Company’s customers when the product is picked up by a third party carrier and not when it is delivered to the customer because the terms of the sale of the Company’s products are generally “FOB shipping point.” However, in the limited situations where the terms of the sale of the Company’s products are “FOB destination,” and therefore the title to the product and all risks of ownership, including the risk of loss, does not pass until the product is delivered to the customer, the Company defers revenue recognition until the time of such delivery. In future filings, the Company will revise the referenced revenue recognition disclosure to be substantially similar to the following (using the related disclosure included in the Company’s most recent Annual Report on Form 10-K as an example):

Revenue Recognition. ~~Revenue is generally recognized upon shipment of products.~~ We recognize revenues from product sales upon shipment to the customer if the terms of the sale are FOB shipping point (and therefore title and all risks of ownership, including risk of loss, passes to the customer upon shipping) or, to a lesser extent, upon delivery to the customer if the terms of the sale are FOB destination (and therefore title and all risks of ownership, including risk of loss, passes to the customer upon delivery). Net sales represent gross sales invoiced to customers, less certain related charges, including sales tax, discounts, returns and other allowances. Returns, discounts and other allowances have historically been insignificant. In some cases and upon customer request, the Company prints and stores custom print product for customer specified future delivery, generally within twelve months. In this case, risk of loss passes to the customer, the customer is invoiced under normal credit terms, and revenue is recognized when manufacturing is complete. Approximately $12.9 million, $13.7 million and $13.7 million of revenue was recognized under these arrangements during fiscal years 2016, 2015 and 2014, respectively.

Form 8-K furnished September 27, 2016

3.	We note your disclosure of adjusted diluted earnings per share at the top of your press release furnished on Form 8-K. Please revise to include all disclosures required by Item 10(e)(1)(i) of Regulation S-K. This disclosure should include a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations.

Response: In response to the Staff’s comment, the Company will include all disclosures required by Item 10(e)(1)(i) of Regulation S-K in future press releases containing disclosure subject to Item 10(e)(1)(i) of Regulation S-K, including in future earnings releases. Such disclosure with respect to adjusted diluted earnings per share from continuing operations will be substantially similar to the following:

To provide additional transparency, we have disclosed adjusted diluted earnings per share from continuing operations, which is a non-GAAP financial measure and which excludes the impact associated with adjustments to our medical reserve and the impact of relocation costs with respect to the relocation of our Folder Express operations. The Company has included this non-GAAP financial measure because management reviews it on a regular basis and uses it to evaluate and manage the performance of the Company’s operations. Management believes that, for the reasons outlined below, this non-GAAP financial measure provides useful information to investors as a supplement to reported GAAP financial information. However, this measure should be evaluated only in conjunction with the comparable GAAP financial measure and should not be viewed as alternative or superior measure of GAAP results. This non-GAAP financial measure provides useful information to management and investors in evaluating the Company’s period-to-period performance because they eliminate certain items that the Company does not consider to be indicative of earnings from ongoing operating activities. Management believes that excluding such items provides a better understanding of the underlying trends in the Company’s operating performance and allows more accurate comparisons of the Company’s operating results to historical performance. Reconciliation of this non-GAAP financial measure to the most directly comparable measure calculated and presented in accordance with GAAP is set forth in the following tables.2 Other companies may calculate adjusted diluted earnings per share from continuing operations differently than we do, limiting the usefulness of the measure for comparisons with other companies.

In connection with responding to the Commission’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[2]	The Company will include appropriate reconciliation tables in future press releases.

If you have any questions concerning these responses, please call me at 972-775-9805.

Respectfully submitted,

/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Chief Financial Officer